OMB APPROVAL
OMB Number: 3235-0145
Expires: January 31, 2006
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

SUN HYDRAULICS CORPORATION
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
866942 10 5
(CUSIP Number)
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAMES OF REPORTING PERSONS: Robert E. Koski

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.

	5	SOLE VOTING POWER:

NUMBER OF		100,259.5

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,291,525

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		100,259.5

WITH:	8	SHARED DISPOSITIVE POWER:

		3,291,525

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,391,784.5

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	31.14%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

1	NAMES OF REPORTING PERSONS: Beverly Koski

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.

	5	SOLE VOTING POWER:

NUMBER OF		141,216

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,250,309

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		141,216

WITH:	8	SHARED DISPOSITIVE POWER:

		3,250,309

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,391,525

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	31.14%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

1	NAMES OF REPORTING PERSONS: Christine L. Koski

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.

	5	SOLE VOTING POWER:

NUMBER OF		97,255

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,090,309

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		97,255

WITH:	8	SHARED DISPOSITIVE POWER:

		3,090,309

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,187,564

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	29.26%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

1	NAMES OF REPORTING PERSONS: Robert C. Koski

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,150,309

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		3,150,309

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,150,309

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	28.92%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

1	NAMES OF REPORTING PERSONS: Thomas L. Koski

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,090,309

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		3,090,309

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,090,309

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	28.37%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

1	NAMES OF REPORTING PERSONS: Koski Family Limited Partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2707549

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,090,309

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		3,090,309

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,090,309

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	28.37%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

SCHEDULE 13G — TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b)

Item 1(a).	Name of Issuer:

SUN HYDRAULICS CORPORATION

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1500 West University Parkway
Sarasota, FL 34243

Item 2(a).	Name of Person Filing:

Robert E. Koski
Beverly Koski
Christine L. Koski
Robert C. Koski
Thomas L. Koski
Koski Family Limited Partnership

Item 2(b).	Address of Principal Business Office or, if none, Residence:

1500 West University Parkway
Sarasota, FL 34243

Item 2(c).	Citizenship:

U.S.

Item 2(d).	Title of Class of Securities:

Common Stock, Par Value $0.001 per share

Item 2(e).	CUSIP Number:

866942 10 5

Item 3(a).	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the filing person is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:
     If the percent of the class owned, as of December 31, of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a) Amount Beneficially Owned:
See Response to Item 9 on cover pages.
(b) Percent of Class:
See Response to Item 9 on cover pages.
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote:
See Response to Item 5 on cover pages.
(ii) shared power to vote or to direct the vote:
See Response to Item 6 on cover pages.
(iii) sole power to dispose or to direct the disposition of:
See Response to Item 7 on cover pages.
(iv) shared power to dispose or to direct the disposition of:
See Response to Item 8 on cover pages.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable
Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable
Item 8:	Identification and Classification of Members of the Group:
Not applicable
Item 9:	Notice of Dissolution of Group:
Not applicable
Item 10:	Certification:
Not applicable

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2006

/s/ Robert E. Koski
ROBERT E. KOSKI

/s/ Beverly Koski
BEVERLY KOSKI

/s/ Christine L. Koski
CHRISTINE L. KOSKI

/s/ Robert C. Koski
ROBERT C. KOSKI

/s/ Thomas L. Koski
THOMAS L. KOSKI

KOSKI FAMILY LIMITED PARTNERSHIP
By:	/s/ Christine L. Koski
Christine L. Koski, Managing Partner

EXHIBIT A
RULE 13d-1(k) AGREEMENT
     The undersigned agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Sun Hydraulics Corporation at December 31, 2005.

/s/ Robert E. Koski
ROBERT E. KOSKI

/s/ Beverly Koski
BEVERLY KOSKI

/s/ Christine L. Koski
CHRISTINE L. KOSKI

/s/ Robert C. Koski
ROBERT C. KOSKI

/s/ Thomas L. Koski
THOMAS L. KOSKI

KOSKI FAMILY LIMITED PARTNERSHIP
By:	/s/ Christine L. Koski
Christine L. Koski, Managing Partner